

Kathy Webster · 3rd

Food Advocacy/Regenerative Ranching/Grassfed Beef

Pescadero, California · 246 connections · **Contact info**

 **TomKat Ranch Educa…**
Foundation

 **California State Univ…**
Chico

Experience



Food Advocacy Manager

TomKat Ranch Educational Foundation

Oct 2007 – Present · 13 yrs 1 mo

Pescadero, CA

 **TomKat Ranch**
Educational Foundation

Nutrition Educator/Personal Trainer

Nourishingbodies

2004 – 2014 · 10 yrs

Owner/marketing writer

Independent marketing consultant

Sep 1996 – Aug 2004 · 8 yrs

Edit/write marketing collateral (data sheets, customer profiles, tradeshow/event materials, invites, for various high-tech companies, including Sun Microsystems.

Marketing Communications Writer



Sun Microsystems
Jun 1987 – Aug 1996 · 9 yrs 3 mos
Menlo Park
Edit/write data sheets, customer profiles, marketir

Education



California State University-Chico
Bachelor's Degree, Nutrition/Dietetics

In 2003, went to Bauman College for holistic nutri

Licenses & certifications



Nutrition Educator
Bauman College: Holistic Nutrition and Culinary A
Issued Oct 2003 · No Expiration Date

Volunteer Experience



Board Member
American Grass
Dec 2013 – Present · 6 yrs 11 mos
Environment

A national multi-species organization dedicated to
producers and grassfed products through national communication and certification program to
ensure the health and welfare of the animal is raised on open pastures with no antibiotics or
hormones and on American family farms.

Board member
Ecological Farming Association
Sep 2016 – Present · 4 yrs 2 mos
Education

Ecological Farming Association's mission is to nurture healthy, just, and ecologically sustainabl
farms, food systems, and communities by bringing people together for education, alliance
building, advocacy, and celebration.

Founding member and board member
Bay Area Ranchers Co-op Bar-C

Dec 2019 – Present   • 11 mos

BAR-C is a group of ranchers and benevolent inve
to provide a local humane slaughter and cut-and-
producers in the greater Bay Area. We intend to su
resilient regional food systems - and in doing so h
the mission of bringing a mobile processing unit t

Accomplishments

1   **Organization**

San Mateo Food Systems Alliance

1   **Publication**

The Stockman Grass Farmer

Interests



California State University, Chico

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